UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Pivotal Investment Corporation III

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72582M205

(CUSIP Number)

February 11, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72582M205	13G	Page 2 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 664,365
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 664,365
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,365
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.41%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 3 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 377,234
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 377,234
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,234
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 4 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Finance Markets, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 256,788
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 256,788
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,788
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.93%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 5 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities (Offshore) Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 103,613
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 103,613
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,613
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.38%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 6 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners (Cayman Master) I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 98,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 98,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.36%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 7 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners (Onshore) GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 664,365
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 664,365
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,365
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.41%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 8 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Fund (Onshore) GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 374,234
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 374,234
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,234
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 9 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Finance Markets GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 256,788
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 256,788
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,788
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.93%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 10 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Fund (Offshore) II GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 103,613
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 103,613
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,613
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.38%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 11 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners (Offshore) GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 98,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 98,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.36%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 12 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Fund (Offshore) GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 103,613
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 103,613
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,613
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.38%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 13 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Investors, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 72582M205	13G	Page 14 of 21 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Investors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 72582M205	13G	Page 15 of 21 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Pivotal Investment Corporation III (“Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Item 2(a). Names of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Person,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Issuer:

Arena Funds

(i) Arena Special Opportunities Partners I, LP (the “Partners Fund”).

(ii) Arena Special Opportunities Fund, LP (the “Opportunities Fund”)

(iii) Arena Finance Markets, LP (“Finance Markets”)

(iv) Arena Special Opportunities (Offshore) Master, LP (“Offshore Master Fund”); and

(v) Arena Special Opportunities Partners (Cayman Master) I, LP (“Cayman Master Fund,” and collectively with the Partners Fund, the Opportunities Fund, Finance Markets and Offshore Master Fund, the “Arena Funds”).

Investment Manager

(vi) Arena Investors, LP (the “Investment Manager”), who serves as investment manager for the Arena Funds.

Reporting Entities

(vi) Arena Special Opportunities Partners (Onshore) GP, LLC, who serves as the general partner for the Partners Fund (the “PF General Partner”);

(vii) Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner for the Opportunities Fund (the “OF General Partner”);

(viii) Arena Finance Markets GP, LLC, who serves as the general partner for Finance Markets (the “FM General Partner”);

(ix) Arena Special Opportunities Fund (Offshore) II GP, LP, who serves as the general partner for Offshore Master Fund (the “OMF General Partner”);

(x) Arena Special Opportunities Fund (Offshore) GP, LLC, who serves as the general partner for the OMF General Partner (the “OMF LLC General Partner”);

(xi) Arena Special Opportunities Partners (Offshore) GP, LLC, who serves as the general partner for Cayman Master Fund (the “CMF General Partner”); and

(xii) Arena Investors GP, LLC, who serves as the general partner for the Investment Manager (the “IM General Partner,” and together with the PF General Partner, the OF General Partner, the FM General Partner the OMF General Partner, the OMF LLC General Partner and the CMF General Partner, the “Reporting Entities”).

CUSIP No. 72582M205	13G	Page 16 of 21 Pages

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 405 Lexington Avenue, 59th Floor, New York, New York 10174.

 Item 2(c). Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d). Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”)

Item 2(e). CUSIP Number:

72582M205

Item 3.  If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership.

As of the close of business on February 17, 2021, the reporting persons beneficially owned an aggregate of 1,500,000 shares of the Issuer’s Class A Common Stock as a result of holding 1,500,000 of the Issuer’s units. Each unit consists of one share of the Issuer’s Class A Common Stock and one-fifth of one warrant. Each whole warrant entitles the holder to purchase one share of the Issuer’s Class A Common Stock. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in this Schedule 13G is calculated based upon the 27,600,000 Class A Common Stock, reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on February 10, 2021 and the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2021, after giving effect to the completion of the offering and exercise in full of the underwriters’ over-allotment option, all as described therein.

The Investment Manager, is the investment manager of the Arena Funds. The OF General Partner is the general partner of the Opportunities Fund. The PF General Partner is the general partner of the Partners Fund. The FM General Partner is the general partner of Finance Markets. The OMF General Partner is the general partner of the Offshore Master Fund. The CMF General Partner is the general partner of the Cayman Master Fund. The IM General Partner, is the general partner of the Investment Manager. As a result of the foregoing, the Investment Manager and the Reporting Entities may be deemed to be beneficial owners of securities of the Issuer directly held by the Arena Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Pursuant to Rule 13d-4 of the Act, each of the Investment Manager and the Reporting Entities disclaim beneficial ownership of the shares of Series A Common Stock of the Issuer held directly by Arena Funds.

CUSIP No. 72582M205	13G	Page 17 of 21 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 72582M205	13G	Page 18 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2021

ARENA SPECIAL OPPORTUNITIES PARTNERS I, LP
By: Arena Special Opportunities Partners (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND, LP
By: Arena Special Opportunities Fund (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA FINANCE MARKETS, LP
By: Arena Finance Markets GP, LLC its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES (OFFSHORE) MASTER, LP
By: Arena Special Opportunities Fund (Offshore) II GP, LP, its General Partner
By: Arena Special Opportunities Fund (Offshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (CAYMAN MASTER) I, LP
By: Arena Special Opportunities Partners (Offshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

CUSIP No. 72582M205	13G	Page 19 of 21 Pages

ARENA INVESTORS, LP
By: Arena Investors GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA FINANCE MARKETS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (OFFSHORE) II GP, LP
By: Arena Special Opportunities Fund (Offshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (OFFSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (OFFSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

CUSIP No. 72582M205	13G	Page 20 of 21 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: March 2, 2021

ARENA SPECIAL OPPORTUNITIES PARTNERS I, LP
By: Arena Special Opportunities Partners (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND, LP
By: Arena Special Opportunities Fund (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA FINANCE MARKETS, LP
By: Arena Finance Markets GP, LLC its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES (OFFSHORE) MASTER, LP
By: Arena Special Opportunities Fund (Offshore) II GP, LP, its General Partner
By: Arena Special Opportunities Fund (Offshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

CUSIP No. 72582M205	13G	Page 21 of 21 Pages

ARENA SPECIAL OPPORTUNITIES PARTNERS (CAYMAN MASTER) I, LP
By: Arena Special Opportunities Partners (Offshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS, LP
By: Arena Investors GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA FINANCE MARKETS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (OFFSHORE) II GP, LP
By: Arena Special Opportunities Fund (Offshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (OFFSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (OFFSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory